Exhibit No. 12.1

Statements re: Computation of Ratios

$ in millions

	Fiscal Year Ended
	Mar. 1, 2008	Mar. 3, 2007	Feb. 25, 2006	Feb. 26, 2005	Feb. 28, 2004
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$1,407	$1,377	$1,140	$984	$705
Discontinued operations, net of tax	—	—	—	(50)	95
Minority interest in earnings	3	1	—	—	—
Equity in loss of affiliates	3	—	—	—	—
Income tax expense	815	752	581	509	496

Earnings from continuing operations before income tax expense, minority interest and equity in loss of affiliates	2,228	2,130	1,721	1,443	1,296

Fixed Charges:
Interest portion of rental expense	222	198	165	150	140
Interest expense	62	31	30	44	32

Total fixed charges	284	229	195	194	172

Less:
Capitalized interest	—	—	—	—	(1)

Fixed charges in earnings	284	229	195	194	171

Earnings available for fixed charges	2,512	2,359	1,916	1,637	1,467

Ratio of earnings to fixed charges	8.85	10.30	9.81	8.43	8.55

Note:  Computation is based on continuing operations